

January 26, 2024

Dale Gibbons
Chief Financial Officer
Western Alliance Bancorporation
One E. Washington Street, Suite 1400
Phoenix, AZ 85004

  Re: Western Alliance Bancorporation
    Form 10-K for the Fiscal Year Ended December 31, 2022
    Form 10-Q for the Quarterly Period Ended September 30, 2023
    Response Dated October 10, 2023
    File No. 001-32550

Dear Dale Gibbons:

  We have reviewed your October 10, 2023 response to our comment letter and have the following comment.

  Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

Form 10-Q filed October 31, 2023

Concentration of Lending Activities, page 75

1. We note the tabular disclosure and discussion on page 75 detailing the composition of your gross loan portfolio, which includes commercial real estate ("CRE"). Given the significance of CRE in your total loan portfolio, please revise your disclosures, in future filings, to further discuss other CRE characteristics (e.g., current weighted average and/or range of loan-to-value ratios, updated vacancy rates, etc.), if any. In addition, revise to describe the specific details of any risk management policies, procedures or other actions undertaken by management in response to the current environment.

  Please contact Lory Empie at 202-551-3714 or John Nolan at 202-551-3492 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at 202-551-3324 or James Lopez at 202-551-3536 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance